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                                  EXHIBIT 21

                          SUBSIDIARIES OF THE COMPANY

Storage Computer Europe, GmbH; organized under the laws of Germany.

CyberStorage Systems Corporation; organized under the laws of the State of Delaware.

Storage Computer France SAS; organized under the laws of France.

Vermont Research Products, Inc.; organized under the laws of the State of Delaware.

Storage Computer UK Ltd.; organized under the laws of the United Kingdom.